VOXELJET AG

Paul-Lenz Straße 1a 86316 Friedberg, Germany

Tel: (49) 821 7483 100, Fax: (49) 821 7483 111

August 24, 2017

VIA EDGAR — FORM DEL AM

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549‑4561

Re: Delaying Amendment for voxeljet AG

Registration Statement on Form F‑3 (File No. 333‑219965)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F‑3 (File No. 333‑219965) (the “Registration Statement”) filed by voxeljet AG (the “Registrant”) on August 14, 2017. Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in Friedberg, Germany on August 24, 2017.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Lillian Tsu of Hogan Lovells US LLP at (212) 918‑3599.

Sincerely,

/s/ DR. INGO EDERER

Dr. Ingo Ederer

Chief Executive Officer

voxeljet AG